Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2014	2013
Earnings
Income (loss) before Income Taxes	$27	$(33)
Fixed Charges	213	212
Total Earnings	$240	$179

Fixed Charges
Interest Expense	$206	$205
Amortization of Debt Costs	5	5
Interest Element of Rentals	2	2
Total Fixed Charges	$213	$212

Ratio of Earnings to Fixed Charges (1)	1.13	—

(1)	Earnings for the three months ended March 31, 2013 were insufficient to cover fixed charges by $33 million. As a result of such deficiency, the ratio is not presented above.